[ADERIS LETTERHEAD]

August 8, 2002

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Attention:    Mr. Jeffrey Riedler

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of Aderis Pharmaceuticals, Inc. on Form S-1, as amended, File Number 333-76612, together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on January 11, 2002, Amendment No. 1 to the Registration Statement was filed on March 29, 2002, Amendment No. 2 to the Registration Statement was filed on April 17, 2002, Amendment No. 3 to the Registration Statement was filed on April 25, 2002 and Post-Effective Amendment No. 1 to the Registration Statement was filed on May 24, 2002. This Registration Statement became effective on April 25, 2002.

This withdrawal request is being made because current market conditions do not support a public offering of the registrant’s common stock at this time. The registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (508) 497-9553 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Aderis Pharmaceuticals, Inc.’s legal counsel, Alan W. Pettis or Jeevan B. Gore of Latham & Watkins at (714) 540-1235. Thank you for your assistance.

Very truly yours,

/s/ PETER G. SAVAS
Peter G. Savas Chief Executive Officer and President

cc:	Alan W. Pettis, Esq.
Jeevan B. Gore, Esq.